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FOR IMMEDIATE RELEASE

POLYMEDICA SETS PRICE RANGE OF $30.75 to $34.50 FOR
MODIFIED DUTCH AUCTION TENDER OFFER

WOBURN, MA – May 25, 2005 — PolyMedica Corporation (NNM: PLMD) today announced that it has set a price range of $30.75 to $34.50 for its previously announced modified “Dutch Auction” tender offer. The midpoint of this range represents a 5.9% premium to the closing price per share of common stock of $30.80, as of May 25, 2005. Through the tender offer, PolyMedica will repurchase from 4.35 to 4.88 million shares, or approximately 15.6% to 17.5% of PolyMedica’s outstanding common stock, for an aggregate purchase price of up to $150 million.

As the Company stated in its May 25, 2005 year-end earnings press release, under the procedures for a modified “Dutch Auction” tender offer, shareholders may offer to sell all or a portion of the shares of common stock of the Company they own at a price not more than the maximum price nor less than the minimum price specified in the tender offer. Upon the expiration of the tender offer, the Company will select the lowest purchase price within the stated range that will allow it to buy $150 million of its common stock. If the number of shares tendered is greater than the number sought, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price as described in the Offer to Purchase. All shares purchased by the Company will be purchased at the same price, even if shareholders have selected a lower price; however, the Company will not purchase any shares above the determined purchase price.

This tender offer will commence on May 26, 2005 and will expire, unless extended, at 12:00 midnight, Eastern Time, on June 23, 2005. Tenders of shares must be made on or prior to the expiration of the tender offer, and shares tendered may be withdrawn at any time on or prior to the expiration of the tender offer.

PolyMedica will pay the purchase price, net to the seller in cash, without interest, as soon as practicable after the expiration of the tender offer. PolyMedica will return all shares not purchased to the tendering shareholders free of charge as soon as practicable after the expiration of the tender offer.

None of PolyMedica’s executive officers or directors intends to tender shares in the tender offer. The tender offer is not conditioned on the tender of any minimum number of shares, but is subject to various other conditions described in the Offer to Purchase. The Company will finance the tender offer through cash on hand and by utilizing its credit facility.

Morgan Stanley is the dealer manager for the tender offer and The Altman Group is the information agent for the tender offer. Any questions concerning the tender offer may be directed to Morgan Stanley at (866) 818-4954, or to The Altman Group at (800) 443-5182. Copies of the Offer to Purchase and Letter of Transmittal and other documents for use in making tenders may be obtained from The Altman Group. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record on May 26, 2005, and will be made available for distribution to beneficial owners.

PolyMedica, its Board of Directors, Morgan Stanley and The Altman Group are not making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to what price at which shareholders may choose to tender their shares. Shareholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by PolyMedica.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation to sell shares of the Company’s common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that the Company will distribute to its shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from The Altman Group, the information agent for the tender offer, toll free at (800) 443-5182.

About PolyMedica (www.polymedica.com)
PolyMedica Corporation is a leading provider of healthcare products and services to patients suffering from chronic diseases. With over 700,000 active patients, the Company is the nation’s largest provider of blood glucose testing supplies and related services to people with diabetes. In addition, PolyMedica provides its patients with a full range of prescription medications through Liberty’s mail-order pharmacy. By communicating with patients on a regular basis, providing the convenience of home delivery, and submitting claims for payment directly to Medicare and other insurers on behalf of their patients, Liberty provides a simple and reliable way for patients to obtain their supplies and medications and encourages compliance with their physicians’ orders.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the Company’s continued compliance with government regulations and the terms of all settlement documentation, outcome of civil litigation related to the government investigation concluded in November 2004, unanticipated regulatory changes, changes in Medicare reimbursement, as well as other especially relevant risks detailed in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the period ended March 31, 2004 and its Quarterly Reports on Form 10-Q for the periods ended June 30, September 30, and December 31, 2004. The information set forth herein should be read in light of such risks. The Company assumes no obligation to update the information contained in this press release.

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For additional information, contact:

Investors:	Media:
Keith Jones	Denise DesChenes / Jim Barron
PolyMedica Corporation	Citigate Sard Verbinnen
(781) 933-2020	(212) 687-8080

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